Mail Stop 4561

November 6, 2007

David A. Curtis, Chief Financial Officer
FNB Bancorp
975 El Camino Real
South San Francisco, CA 94080

> **Re:** **FNB Bancorp**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2006**
> **Filed November 6, 2007**
> **File No. 0-49693**

Dear Mr. Curtis:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K/A for the Fiscal Year ended December 31, 2006

1.   We have reviewed the Form 10-K/A filed on November 6, 2007. We note that KPMG's audit opinion on the 2004 financial statements was not included in your filing. Please revise to file a Form 10-K/A that includes all of the parts required by Item 8 of the Exchange Act Rules.

2.   We reiterate our request, from our letter dated October 22, 2007, for you to provide, in writing, a statement acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or John Nolan at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief